Filed Pursuant to Rule 433 Registration No. 333-287303 Fact Sheet | October 8, 2025

Autocallable Notes

Issuer:	Barclays Bank PLC
Tenor:	Approximately 5 years
Reference Asset:	The Barclays US Tech Accelerator 6% Decrement USD ER Index (Bloomberg ticker symbol “BXIIUT4E<Index>”) (the “Underlier” or the “Index”). The Index attempts to provide variable exposure of up to 400% to the Barclays US Tech Tracker ER Index (the “Futures Index”), with greater exposure when the realized volatility of the Futures Index is relatively lower (subject to the maximum exposure of 400%) and lesser exposure when the realized volatility of the Futures Index is relatively higher (subject to a minimum exposure of 100%). The Futures Index tracks the excess return of a notional rolling position in the first nearby futures contract on the Nasdaq-100 Index® (the “Reference Index”). Please see “Information Regarding the Underlier” in the accompanying Pricing Supplement for more information on the Index and its calculation, composition and methodology.
Buffer Percentage:	20.00%
Buffer Value:	80.00% of the Initial Underlier Value
Redemption Premium:

The Redemption Premium applicable to each Observation Date is a percentage that increases for each Observation Date based on a simple (non-compounding) return of approximately 19.00% per annum.

Any positive return on the Notes will not exceed the Redemption Premium with respect to the applicable Observation Date, and your return will not be based on the amount of any appreciation in the value of the Underlier, which may be significant.

Index Deductions:	The Underlier is subject to a 6% per annum decrement, deducted daily. The decrement will offset appreciation of the Futures Index, which is the Underlier’s underlying index, heighten depreciation of the Futures Index and generally act as a drag on the performance of the Index. The Index will trail the performance of an identical index without a decrement. In addition, the Futures Index is subject to an implicit financing cost, which will negatively affect the performance of the Futures Index, and is likely to underperform the Reference Index during periods of high market interest rates. Please see “Information Regarding the Underlier,” “Selected Risk Considerations—Risks Relating to the Underlier Generally—The Value of the Index Will Reflect a 6% per Annum Decrement, Deducted Daily” and “Selected Risk Considerations—Risks Relating to the Futures Index—The Performance of the Futures Index Will Differ from the Performance of the Reference Index” in the accompanying Pricing Supplement for more information on the Index deductions.
Selected Structure Definitions
Automatic Redemption:

The Notes will not be automatically redeemable for approximately the first year after the Issue Date. If, on any Observation Date, the Closing Value of the Underlier is greater than or equal to the Initial Underlier Value, the Notes will be automatically redeemed and you will receive on the relevant Redemption Settlement Date a cash payment per $1,000 principal amount Note that will provide a return equal to the applicable Redemption Premium, calculated as follows:

$1,000 + ($1,000 × applicable Redemption Premium)

No further amounts will be payable on the Notes after they have been automatically redeemed.

Payment at Maturity:

If the Notes are not automatically redeemed, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪     If the Final Underlier Value is greater than or equal to the Buffer Value, you will receive a payment of $1,000 per $1,000 principal amount Note

▪     If the Final Underlier Value is less than the Buffer Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Underlier Return + Buffer Percentage)]

If the Notes are not automatically redeemed and the Final Underlier Value is less than the Buffer Value, your Notes will be exposed to the decline of the Underlier in excess of the Buffer Percentage from the Initial Underlier Value and you will lose up to 80.00% of your investment at maturity.

Underlier Return:	(Final Underlier Value – Initial Underlier Value) / Initial Underlier Value

Terms used in this fact sheet, but not defined herein, shall have the meanings ascribed to them in the preliminary pricing supplement dated September 26, 2025 (the “Pricing Supplement”). All terms set forth or defined herein, including all prices, levels, values and dates, are subject to adjustment as described in the accompanying Pricing Supplement. In the event that any of the terms set forth or defined in this fact sheet conflict with the terms as described in the accompanying Pricing Supplement, the terms described in the accompanying Pricing Supplement shall control.

Hypothetical Payment at Maturity* *This chart is only applicable if the Notes are not automatically redeemed on any Observation Date, including the Final Valuation Date.
CUSIP / ISIN:	06746EBZ7 / US06746EBZ79
Initial Underlier Value:	The Closing Value of the Underlier on the Initial Valuation Date
Final Underlier Value:	The Closing Value of the Underlier on the Final Valuation Date
Initial Valuation Date:	October 28, 2025
Issue Date:	October 31, 2025
Observation Dates:	October 28, 2026, January 28, 2027, April 28, 2027, July 28, 2027, October 28, 2027, January 28, 2028, April 28, 2028, July 28, 2028, October 30, 2028, January 29, 2029, April 30, 2029, July 30, 2029, October 29, 2029, January 28, 2030, April 29, 2030, July 29, 2030 and the Final Valuation Date
Redemption Settlement Dates:	November 4, 2026, February 4, 2027, May 5, 2027, August 4, 2027, November 4, 2027, February 4, 2028, May 5, 2028, August 4, 2028, November 6, 2028, February 5, 2029, May 7, 2029, August 6, 2029, November 5, 2029, February 4, 2030, May 6, 2030, August 5, 2030 and the Maturity Date
Final Valuation Date:	October 28, 2030
Maturity Date:	October 31, 2030

The Notes are not suitable for all investors. You should read carefully the accompanying Pricing Supplement (together with all documents incorporated by reference therein) for more information on the risks associated with investing in the Notes. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power, as further described in the accompanying Pricing Supplement.

Fact Sheet | October 8, 2025

Autocallable Notes

Summary Characteristics of the Notes

•      Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 4.25% of the principal amount of the Notes, or up to $42.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

•      Estimated Value Lower Than Issue Price—Our estimated value of the Notes on the Initial Valuation Date is expected to be between $890.00 and $919.60 per Note. Please see “Additional Information Regarding Our Estimated Value Of The Notes” in the accompanying Pricing Supplement for more information.

•      Potential for Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Notes are not automatically redeemed, and if the Final Underlier Value is less than the Buffer Value, your Notes will be exposed to the decline of the Underlier in excess of the Buffer Percentage from the Initial Underlier Value. You may lose up to 80.00% of the principal amount of your Notes.

•      Your Potential Return on the Notes Is Limited to the Applicable Redemption Premium, If Any—You will receive a positive return on the Notes only if the Notes are automatically redeemed. Any positive return on the Notes will be limited to the Redemption Premium applicable to the relevant Observation Date and will not be based on the amount of any appreciation in the value of the Underlier, which may be significant.

•      Automatic Redemption and Reinvestment Risk—The Notes may be automatically redeemed prior to maturity for a term that could be as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are automatically redeemed prior to the Maturity Date. No additional payments will be due after an automatic redemption.

•      No Interest Payments—As a holder of the Notes, you will not receive interest payments.

Summary Risk Considerations

•      Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any repayment of principal, under the terms of the Notes.

•      U.K. Bail-In Power—Each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Please see “Consent to U.K. Bail-In Power” in the accompanying Pricing Supplement for more information.

•      The Index may not be successful or outperform any alternative investment strategy that might be employed with respect to the Futures Index.

•      The value of the Index will reflect a 6% per annum decrement, deducted daily.

•      The Index is subject to risks associated with the use of significant leverage.

•      The Index is subject to risks associated with its methodology for setting the Index Exposure.

•      The Index may be adversely affected by a “volatility drag” effect.

•      The Index Sponsor will have the authority to make determinations that could materially affect the closing value of the Index and the amount payable on the Notes and their market value and create conflicts of interest.

•      The Index has a limited performance history.

•      Hypothetical back-tested data relating to the Index does not represent actual historical data and is subject to inherent limitations.

•      Historical or hypothetical historical levels of the Index should not be taken as an indication of the future performance of the Index during the term of the Notes.

•      The Index is not actively managed.

•      The Index is comprised of synthetic assets and liabilities.

•      The Futures Index reflects the price return of the futures contracts composing the Futures Index, not the total return.

•      Adjustments to the Futures Index could adversely affect the value of the Notes.

•      The performance of the Futures Index will differ from the performance of the Reference Index.

•      Negative roll returns associated with the futures contracts composing the Futures Index may adversely affect the value of the Futures Index and the value of the Notes.

•      The Futures Index is subject to significant risks associated with futures markets.

•      There are risks associated with investments in securities linked to the value of non-U.S. equity securities.

•      Conflicts of Interest—In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates play a variety of roles in connection with the Notes, including acting as calculation agent and as a market-maker for the Notes. In each of these roles, our and our affiliates’ economic interests may be adverse to your interests as an investor in the Notes.

•      Lack of Liquidity—The Notes will not be listed on any securities exchange. There may be no secondary market for the Notes or, if there is a secondary market, there may be insufficient liquidity to allow you to trade or sell the Notes easily.

•      Tax Treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the Notes discussed under the headings above, you should carefully consider the risks discussed under the heading “Selected Risk Considerations” in the accompanying Pricing Supplement and under the heading “Risk Factors” in the accompanying prospectus supplement.

Other Information

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this fact sheet relates. Before you invest, you should read the prospectus dated May 15, 2025, the prospectus supplement dated May 15, 2025 and the underlying supplement dated May 15, 2025 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

This fact sheet is a general summary of the terms and conditions of this offering of Notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the Notes contained in the Pricing Supplement as well as the information contained in the prospectus, prospectus supplement and underlying supplement that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

http://www.sec.gov/Archives/edgar/data/312070/000095010325012337/dp235000_424b2-7848barc.htm

You may also access the prospectus supplement, prospectus and underlying supplement that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading “Additional Documents Related To The Offering Of The Notes.” We strongly advise you to carefully read these documents before investing in the Notes.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the Notes. You may choose to reject such changes, in which case we may reject your offer to purchase the Notes.